Exhibit 99.2
For Immediate Release
October 28, 2008
SAP Announces 2008 Third Quarter and Nine Month Results
          WALLDORF — October 28, 2008 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the third quarter and nine months ended September 30, 2008.
HIGHLIGHTS — Third Quarter 2008

	SAP - Third Quarter 2008*
	U.S. GAAP			Non-GAAP**
							% change
			%			%	constant
€ million	Q3/2008	Q3/2007	change	Q3/2008	Q3/2007	change	currency***
Software revenues	763	714	7	763	714	7	11
Software and software- related service revenues	1,994	1,735	15	2,035	1,735	17	22
Total revenues	2,761	2,419	14	2,802	2,419	16	20
Operating income	614	606	1	731	624	17	23
Operating margin (%)	22.2	25.1	-2.9pp	26.1	25.8	0.3pp	0.5pp
Income from continuing operations	409	414	-1	496	425	17	—
Net income	388	408	-5	475	419	13	—
Basic EPS from cont. operations (€)	0.35	0.35	0	0.41	0.36	14	—

*	All figures are preliminary and unaudited and are based on the current status of the purchase price allocation for the Business Objects acquisition which is not yet final.

**	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

***	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Appendix at the end of the financial section of press release for details.

SAP Announces 2008 Third Quarter and Nine Month Results	Page 2
Revenues
•	Third quarter 2008 U.S. GAAP software and software-related service revenues were €1.99 billion (2007: €1.74 billion), representing an increase of 15% compared to the third quarter of 2007. Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €41 million, for the third quarter of 2008 were €2.04 billion (2007: €1.74 billion). This represents an increase of 17% (22% at constant currencies) compared to the third quarter of 2007. If SAP’s reporting currency was the U.S. Dollar, Non-GAAP software and software-related service revenues for the third quarter would have increased 26% compared to the same period one year ago.
•	Excluding the contribution from Business Objects, SAP’s business contributed 7 percentage points to the constant currency growth of the Non-GAAP software and software-related service revenues for the third quarter of 2008.

•	U.S. GAAP total revenues for the 2008 third quarter were €2.76 billion (2007: €2.42 billion), which was a year-over-year increase of 14%. Non-GAAP total revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €41 million for the third quarter of 2008, were €2.80 billion (2007: €2.42 billion), which is an increase of 16% (20% at constant currencies) compared to the third quarter of 2007.

•	Third quarter 2008 U.S. GAAP software revenues were €763 million (2007: €714 million), representing an increase of 7% (11% at constant currencies) compared to the third quarter of 2007.
Income
•	U.S. GAAP operating income for the third quarter was €614 million (2007: €606 million), which was an increase of 1% compared to the third quarter of 2007. Third quarter Non-GAAP operating income, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €117 million, was €731 million (2007: €624 million), which was an increase of 17% (23% at constant currencies) compared to the third quarter of 2007.

•	The U.S. GAAP operating margin for the third quarter of 2008 was 22.2% (2007: 25.1%). The third quarter Non-GAAP operating margin was 26.1% (2007: 25.8%), or 26.3% at constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were

SAP Announces 2008 Third Quarter and Nine Month Results	Page 3
impacted by one-time expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €14 million.
•	U.S. GAAP income from continuing operations for the third quarter of 2008 was €409 million (2007: €414 million), representing a decrease of 1% compared to the third quarter of 2007. Non-GAAP income from continuing operations, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €87 million, was €496 million (2007: €425 million), representing an increase of 17% compared to the third quarter of 2007.
•	U.S. GAAP basic earnings per share from continuing operations for the third quarter of 2008 was €0.35 (2007: €0.35), which was flat compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the third quarter of 2008 was €0.41 (2007: €0.36), which was an increase of 14% compared to the same period in 2007.
          “The third quarter 2008 was SAP’s 19th consecutive quarter of double-digit growth in software and software-related service revenues at constant currencies. This was an achievement in a period where the global financial crisis had a significant impact on customer decisions towards quarter end,” said Henning Kagermann, co-CEO of SAP. “Customers are continuing to spend on our products, but the economic and business environment is uncertain. Our business model is flexible, and we are focusing on protecting our operating margins and earnings.”
          Mr. Kagermann continued, “We are assessing business activity continuously, and we are balancing the need for greater efficiencies with steady advancements in our products, customer services and technologies, while addressing customers’ most critical business issues. This approach has worked well for customers and SAP throughout the up and down economic cycles of the past, and has contributed to SAP’s market leadership. We’ve been through uncertainty before, and have always emerged as a better, stronger and more efficient company.”

SAP Announces 2008 Third Quarter and Nine Month Results	Page 4
Core Enterprise Applications Vendor Share
Based on U.S. GAAP third quarter 2008 software and software-related service revenues on a rolling four-quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors, which account for approximately $38.7 billion in software and software-related service revenues as defined by the Company based on industry analyst research, was 33.4% for the four-quarter period ended September 30, 2008. This represents a 6.5 percentage point increase compared to the four quarter period ended September 30, 2007, of which approximately 3.3 percentage points came from organic growth and 3.2 percentage points from the acquisition of Business Objects.
Cash Flow
Operating cash flow from continuing operations for the first nine months of 2008 was €1.97 billion (2007: €1.34 billion). Free cash flow for the first nine months of 2008 was €1.73 billion (2007: €1.05 billion), which was 21% of total revenues (2007: 15%). At September 30, 2008, the Company had total group liquidity of €1.6 billion (December 31, 2007: €2.8 billion), which includes cash and cash equivalents, restricted cash and short term investments.
Share Buyback
In the third quarter of 2008 the Company bought back 2.8 million shares at an average price of €37.75 (€104.2 million). Of the total shares purchased in the third quarter, 983,153 shares were subsequently acquired from the Company by employees who exercised stock options under SAP’s share-based compensation programs. The number of shares bought back in the third quarter of 2008 represented 0.23% of the total shares outstanding. At September 30, 2008, the Company held treasury stock in the amount of 38.7 million shares (approximately 3.15% of total shares outstanding) at an average price of €35.43. For the first nine months of 2008, the Company invested €486.8 million buying back approximately 14.6 million shares at an average price of €33.34.

SAP Announces 2008 Third Quarter and Nine Month Results	Page 5
HIGHLIGHTS — Nine Months 2008
Business Objects is included in the results from January 21, 2008 onwards.

	SAP - Nine Months 2008*
	U.S. GAAP			Non-GAAP**
							% change
			%			%	constant
€ million	9M/2008	9M/2007	change	9M/2008	9M/2007	change	currency***
Software revenues	2,283	1,992	15	2,283	1,992	15	21
Software and software- related service revenues	5,791	4,954	17	5,931	4,954	20	26
Total revenues	8,079	7,002	15	8,219	7,002	17	24
Operating income	1,566	1,623	-4	1,931	1,665	16	25
Operating margin (%)	19.4	23.2	-3.8pp	23.5	23.8	-0.3pp	0.2pp
Income from continuing operations	1,067	1,179	-9	1,338	1,205	11	—
Net income	1,038	1,167	-11	1,309	1,193	10	—
Basic EPS from cont. operations (€)	0.90	0.98	-8	1.12	1.00	12	—

*	All figures are preliminary and unaudited and are based on the current status of the purchase price allocation for the Business Objects acquisition which is not yet final.

**	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

***	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Appendix at the end of the financial section of press release for details.
Revenues
•	Nine-month 2008 U.S. GAAP software and software-related service revenues were €5.79 billion (2007: €4.95 billion), representing an increase of 17% compared to the first nine months of 2007. Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €140 million, for the first nine months of 2008 were €5.93 billion (2007: €4.95 billion). This represents an increase of 20% (26% at constant currencies) compared to the first nine months of 2007. If SAP’s reporting currency was the U.S. Dollar, Non-GAAP software and software-related service revenues for the first nine months would have increased 35% compared to the same period one year ago.

SAP Announces 2008 Third Quarter and Nine Month Results	Page 6
•	Excluding the contribution from Business Objects, SAP’s business contributed 12 percentage points to the constant currency growth of the Non-GAAP software and software-related service revenues for the 2008 nine-month period.

•	U.S. GAAP total revenues for the 2008 nine-month period were €8.08 billion (2007: €7.00 billion), which was a year-over-year increase of 15%. Non-GAAP total revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €140 million for the first nine months of 2008, were €8.22 billion (2007: €7.00 billion), which was an increase of 17% (24% at constant currencies) compared to the first nine months of 2007.

•	Nine-month 2008 U.S. GAAP software revenues were €2.28 billion (2007: €1.99 billion), representing an increase of 15% (21% at constant currencies) compared to the same period in 2007.
Income
•	U.S. GAAP operating income for the 2008 nine-month period was €1.57 billion (2007: €1.62 billion), which was a decrease of 4% compared to the same period in 2007. The nine-month Non-GAAP operating income, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €365 million, was €1.93 billion (2007: €1.67 billion), which was an increase of 16% (25% at constant currencies) compared to the first nine months of 2007.

•	The U.S. GAAP operating margin for the 2008 nine-month period was 19.4% (2007: 23.2%). The nine-month Non-GAAP operating margin was 23.5% (2007: 23.8%), or 24.0% at constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were impacted by 1) €24 million expensed in the second quarter of 2008 for the settlement of a litigation and, 2) one-time expenses associated with the integration of Business Objects (which are not acquisition-related charges) of approximately €33 million.

•	U.S. GAAP income from continuing operations for the nine-month period of 2008 was €1.07 billion (2007: €1.18 billion), representing a decrease of 9% compared to the same period in 2007. Non-GAAP income from continuing operations, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €271 million, was €1.34 billion (2007: €1.21 billion), representing an increase of 11% compared to the 2007 nine-month period. Nine-month 2007 U.S. GAAP and Non-GAAP income from continuing operations were

SAP Announces 2008 Third Quarter and Nine Month Results	Page 7
positively impacted by a 2007 second quarter effective tax rate of 25.5% and 25.8%, respectively, partly resulting from non-recurring tax effects.
•	U.S. GAAP earnings per share from continuing operations for the first nine months of 2008 was €0.90 (2007: €0.98), which was a decrease of 8% compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the 2008 nine-month period was €1.12 (2007: €1.00), which was an increase of 12% compared to the same period in 2007.
BUSINESS OUTLOOK
          In its previous outlook provided on July 29, 2008, the Company had expected full-year 2008 Non-GAAP software and software-related service revenues to increase at the upper end of the range of 24% — 27% at constant currencies and full-year 2008 Non-GAAP operating margin to be at the upper end of the range of 28.5% — 29.0% at constant currencies.
          In light of the uncertainties surrounding the current economic and business environment, the Company decided to no longer provide a specific outlook for Non-GAAP software and software-related service revenues for the full-year 2008. However, with recent cost savings initiatives in place, the Company expects the full-year 2008 Non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down of €180 million from the acquisition of Business Objects and acquisition-related charges, to be around 28% at constant currencies if the Company can increase Non-GAAP software and software-related service revenues, excluding a non-recurring deferred support revenue write-down from the acquisition of Business Objects, in a range between 20% — 22% at constant currencies for the full year 2008.
          The Company continues to project an effective tax rate of 31.0% — 31.5% (based on U.S. GAAP income from continuing operations) for 2008.

SAP Announces 2008 Third Quarter and Nine Month Results	Page 8
KEY EVENTS — Third Quarter 2008
•	In the third quarter of 2008, SAP closed major contracts in several key regions including Bundesagentur für Arbeit, CENEXI, DTEK, Imperial Bank Limited, and TD Perekrestok in EMEA; Callaway Golf Company, Loblaw Companies Limited, Municipio de Medellin, Servicios Liverpool, and Southern California Edison in Americas; and China Telecom System Integration Co., Ltd, Gansu Electric Power Corp., Tomen Electronics Corp., Universal Scientific Industrial Co., Ltd., and Wuthelam Holdings Pte Ltd in the Asia Pacific Japan region.

•	In the third quarter, SAP signed a Global Enterprise Agreement (GEA) with Procter & Gamble. The GEA with P&G extends SAP’s position as a leader in providing comprehensive enterprise software for the consumer products industry.

•	On September 16, 2008, SAP and The Hong Kong and Shanghai Banking Corporation announced that the HSBC Group (HSBC) will create a leading edge bank-client integration solution using the SAP NetWeaver technology platform to streamline and automate the bank’s communications for the delivery of banking services to its corporate banking clients.

•	On September 9, 2008, Business Objects announced the availability of BusinessObjects Metadata Management XI 3.0, software that enables organizations to support data governance by providing a central view of metadata assets and their relationships.

•	On September 9, 2008, SAP announced a SAP NetWeaver Fund investment in InnoCentive, Inc., a global online open innovation marketplace. The addition of InnoCentive to the SAP ecosystem further fosters co-innovation by providing a global platform in which solution-providers are financially rewarded for offering solutions to complex business challenges.

•	This year’s SAP TechEd 2008 event season is driven by the theme “Connect, Collaborate, Co-Innovate,” bringing together the worldwide technical community to harness the collective knowledge and resources of the SAP ecosystem, helping them enhance their skills, get their jobs done with efficiency and provide added benefit to their companies. Now in its 12th year, SAP TechEd 2008 took place in Las Vegas on September 8-12 with 6,000 attendees, Berlin on October 14-16 with 4,500 attendees, and will take place in Shanghai on November 5-6 and Bangalore on November 12-14.

•	Based on the resolutions of the SAP AG Annual General Meetings of Shareholders on May 9, 2006 and May 10, 2007, on September 3, 2008 the Executive Board of SAP AG resolved to decrease the Company’s capital stock from —1,246,683,912.00 (represented by 1,246,683,912 no-par shares, each with an attributable subscribed capital of —1) to —1,225,683,912.00 (represented by 1,225,683,912 no-par shares, each with an attributable subscribed capital of —1) by cancelling 21,000,000 treasury shares, representing 1.68% of the capital stock before this corporate action.

•	On August 12, 2008, Business Objects announced the latest versions of its solutions for enterprise performance management (EPM), which will provide customers with improved

SAP Announces 2008 Third Quarter and Nine Month Results	Page 9
control and agility, enabling them to enhance performance across both finance and operations. Additionally, Business Objects announced the availability of BusinessObjects Xcelsius Present. Xcelsius Present is a data-visualization tool that transforms ordinary, static Microsoft Office Excel spreadsheets into captivating visuals and allows business users to share them via Microsoft PowerPoint or Adobe PDF files.

•	On July 30, 2008, SAP announced that it has been named the worldwide market share leader based on total software revenue for business solutions in the customer relationship management (CRM), enterprise resource planning (ERP) and supply chain management (SCM) markets, according to 2007 market share reports published by the independent research firm Gartner, Inc.

•	On July 16, 2008, SAP announced the availability of SAP Enterprise Support to all customers, as of January 1, 2009, further demonstrating a dedication to providing solutions and support offerings that meet the evolving needs of customers.

•	On July 15, 2008, SAP announced the 20,000th customer for SAP Business One, its integrated business management application for small businesses, proving the rapid market adoption rate of the application, for which SAP has been able to double its customer base in less than two years.

•	On July 2, 2008, Business Objects announced that research analyst firm IDC ranked Business Objects as the number one vendor for business intelligence (BI) tools with a 14.2 percent market share.

•	Effective July 1, 2008, the Supervisory Board of SAP AG appointed Erwin Gunst, Bill McDermott and Jim Hagemann Snabe as three new members of the SAP Executive Board. McDermott is responsible for all sales regions worldwide: Snabe has full development responsibility for SAP Business Suite and the SAP NetWeaver technology platform and Gunst is charged with further improving the company’s operations and process efficiency in the newly created position of chief operating officer (COO).
Use of Non-GAAP Financial Measures
This press release contains certain financial measures such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, constant currency revenue and operating income measures, as well as U.S. Dollar based Non-GAAP revenue numbers. These measures are not prepared in accordance with U.S. GAAP and therefore are considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as a substitute for or superior to revenue, operating margin or our other measures of financial performance prepared in accordance with U.S. GAAP. See the Appendix at the end of the financial section of this press release for additional information regarding the Non-GAAP measures included in this press release and for the reconciliations to the corresponding U.S. GAAP measures.

SAP Announces 2008 Third Quarter and Nine Month Results	Page 10
Core Enterprise Applications Vendor Share
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $38.7 billion in software and software-related service revenues as defined by the Company based on industry analyst research. For 2008, industry analysts project approximately 7% year-on-year growth for Core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set of (approximately 25) Core Enterprise Application vendors.
Webcast/Supplementary Financial Information
SAP senior management will host a conference call on Tuesday, October 28th at 3:00 pm (CET) / 2:00 pm (GMT) / 10:00 am (EDT) / 7:00 am (PDT). The conference call will be Webcast live on the Company’s Web site at <http://www.sap.com/investor> and will be available for replay. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 76,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
(*) SAP defines business software as comprising enterprise resource planning and related applications.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward- looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2008 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke, +49 6227) 7-50383,christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
Andy Kendzie +1 (202)312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Marti Cohen, +1 (212) 653-9619, investor@sap.com, EST
Appendix — Financial Information to Follow

Financial Information
for the Third Quarter 2008
- Condensed, Preliminary and Unaudited -

Page
Financial Statements
Statements of Income	F1 and F2
Balance Sheets	F3
Statements of Cash Flow	F4

Supplementary Financial Information
Reconciliations: Non-GAAP to U.S. GAAP	F5 to F7
Revenue by Region	F8 and F9
Share-based Compensation	F10
Free Cash Flow	F10
Headcount	F10
Multi Quarter Overview	F11

Appendix
Explanation of Non-GAAP Measures	F12

CONSOLIDATED INCOME STATEMENT — THIRD QUARTER
(U.S. GAAP)
Preliminary and unaudited

	Three months ended September 30
€ millions, unless otherwise stated	2008	2007	% change
Software revenue	763	714	7
Support revenue	1,167	975	20
Subscription and other software-related service revenue	64	46	39
Software and software-related service revenue	1,994	1,735	15
Consulting revenue	617	544	13
Training revenue	105	102	3
Other service revenue	26	28	-7
Professional services and other service revenue	748	674	11
Other revenue	19	10	90
Total revenue	2,761	2,419	14
Cost of software and software-related services	-381	-327	17
Cost of professional services and other services	-583	-502	16
Research and development	-398	-357	11
Sales and marketing	-634	-510	24
General and administration	-156	-121	29
Other operating income/expense, net	5	4	25
Total operating expenses	-2,147	-1,813	18
Operating income	614	606	1
Other non-operating income/expense, net	7	-1	-800
Financial income/expense, net	-19	33	-158
Income from continuing operations before income taxes	602	638	-6
Income taxes	-192	-223	-14
Minority interests	-1	-1	0
Income from continuing operations	409	414	-1
Loss from discontinued operations, net of tax	-21	-6	250
Net income	388	408	-5
Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.35	0.35	0
EPS from continuing operations — diluted in €	0.34	0.34	0
EPS from net income — basic in €	0.33	0.34	-3
EPS from net income — diluted in €	0.33	0.33	0
Weighted average number of shares*	1,188	1,206
Key Ratios
Operating margin	22.2%	25.1%	-2.9pp
Effective tax rate from continuing operations	31.9%	35.0%

*	in millions, treasury stock excluded

F1

CONSOLIDATED INCOME STATEMENT — YEAR TO DATE
(U.S. GAAP)
Preliminary and unaudited

	Nine months ended September 30
€ millions, unless otherwise stated	2008	2007	% change
Software revenue	2,283	1,992	15
Support revenue	3,324	2,833	17
Subscription and other software-related service revenue	184	129	43
Software and software-related service revenue	5,791	4,954	17
Consulting revenue	1,832	1,618	13
Training revenue	323	300	8
Other service revenue	77	84	-8
Professional services and other service revenue	2,232	2,002	11
Other revenue	56	46	22
Total revenue	8,079	7,002	15
Cost of software and software-related services	-1,166	-919	27
Cost of professional services and other services	-1,731	-1,531	13
Research and development	-1,236	-1,049	18
Sales and marketing	-1,912	-1,523	26
General and administration	-477	-367	30
Other operating income/expense, net	9	10	-10
Total operating expenses	-6,513	-5,379	21
Operating income	1,566	1,623	-4
Other non-operating income/expense, net	25	-8	-413
Financial income/expense, net	-34	103	-133
Income from continuing operations before income taxes	1,557	1,718	-9
Income taxes	-489	-536	-9
Minority interests	-1	-3	-67
Income from continuing operations	1,067	1,179	-9
Loss from discontinued operations, net of tax	-29	-12	142
Net income	1,038	1,167	-11
Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.90	0.98	-8
EPS from continuing operations — diluted in €	0.89	0.97	-8
EPS from net income — basic in €	0.87	0.97	-10
EPS from net income — diluted in €	0.87	0.96	-9
Weighted average number of shares*	1,192	1,209
Key Ratios
Operating margin	19.4%	23.2%	-3.8pp
Effective tax rate from continuing operations	31.4%	31.2%

*	in millions, treasury stock excluded

F2

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)
Preliminary and unaudited

€ millions	September 30, 2008	December 31, 2007
Assets
Cash and cash equivalents	1,486	1,608
Restricted cash	3	550
Short-term investments	111	598
Accounts receivable, net	2,644	2,895
Other assets	441	541
Deferred income taxes	193	125
Prepaid expenses/deferred charges	119	76
Assets classified as held for disposal	6	15
Current assets	5,003	6,408
Goodwill	5,077	1,423
Intangible assets, net	1,202	403
Property, plant, and equipment, net	1,388	1,316
Investments	105	89
Accounts receivable, net	3	3
Other assets	637	555
Deferred income taxes	171	146
Prepaid expenses/deferred charges	25	23
Noncurrent assets	8,608	3,958
Total assets	13,611	10,366

€ millions	September 30, 2008	December 31, 2007
Liabilities, Minority interests and Shareholders’ equity
Accounts payable	572	715
Income tax obligations	486	341
Other liabilities	1,382	1,456
Provisions	264	154
Deferred income taxes	33	47
Deferred income	1,041	477
Liabilities associated with assets classified as held for disposal	15	9
Current liabilities	3,793	3,199
Accounts payable	6	10
Income tax obligations	97	90
Other liabilities	2,453	79
Provisions	496	369
Deferred income taxes	173	73
Deferred income	36	42
Noncurrent liabilities	3,261	663
Total liabilities	7,054	3,862
Minority interests	2	1
Common stock, no par value	1,226	1,246
Treasury stock	-1,370	-1,734
Additional paid-in capital	351	347
Retained earnings	6,882	7,159
Accumulated other comprehensive loss	-534	-515
Shareholders’ equity	6,555	6,503
Total liabilities, Minority interests and Shareholders’ equity	13,611	10,366
Days Sales Outstanding	69	66

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS — YEAR TO DATE
(U.S. GAAP)
Preliminary and unaudited

	Nine months ended September 30
€ millions	2008	2007
Net income	1,038	1,168
Net loss from discontinued operations	29	12
Minority interests	1	2
Income from continuing operations before minority interests	1,068	1,182
Adjustments to reconcile income from continuing operations before minority interests to net cash provided by operating activities:
Depreciation and amortization	412	187
Losses from equity investees	1	1
Losses on disposal of intangible assets and property, plant, and equipment	2	0
Gains on disposal of investments	-9	-2
Writeups/downs of financial assets	4	2
Allowances for doubtful accounts	34	-5
Impacts of hedging for cash-settled share-based payment plans	-10	13
Stock-based compensation including income tax benefits	22	31
Excess tax benefit from share-based compensation	-14	-8
Deferred income taxes	-72	2
Change in accounts receivable	528	251
Change in other assets	77	-234
Change in accrued and other liabilities	-558	-448
Change in deferred income	485	372
Net cash provided by operating activities from continuing operations	1,970	1,344
Acquisition of minority interests in subsidiaries	0	-48
Business combinations, net of cash and cash equivalents acquired	-3,767	-657
Repayment of acquirees’ debt in business combinations	-450	0
Purchase of intangible assets and property, plant, and equipment	-244	-294
Proceeds from disposal of intangible assets and property, plant, and equipment	27	22
Cash transferred to restricted cash	-451	0
Reduction of restricted cash	1,000	0
Purchase of investments	-40	-720
Sales of investments	521	646
Purchase of other financial assets	-11	-15
Sales of other financial assets	12	11
Net cash used in investing activities from continuing operations	-3,403	-1,055
Dividends paid	-594	-556
Purchase of treasury stock	-487	-756
Proceeds from reissuance of treasury stock	79	131
Proceeds from issuance of common stock (share-based compensation)	13	39
Excess tax benefit from share-based compensation	14	8
Proceeds from short-term and long-term debt	3,859	32
Repayments of short-term and long-term debt	-1,521	-32
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	33	74
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-55	0
Net cash provided by / used in financing activities from continuing operations	1,341	-1,060
Effect of foreign exchange rates on cash and cash equivalents	-9	-7
Net cash used in operating activities from discontinued operations	-21	-12
Net cash used in investing activities from discontinued operations	0	0
Net cash used in financing activities from discontinued operations	0	0
Net cash used in discontinued operations	-21	-12
Net change in cash and cash equivalents	-122	-790
Cash and cash equivalents at the beginning of the period	1,608	2,399
Cash and cash equivalents at the end of the period	1,486	1,609

F4

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers — Third Quarter
Preliminary and unaudited
The following table presents a reconciliation from our ‘Non-GAAP’ numbers (including our ‘Non-GAAP at Constant Currency’ numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles. Please see Appendix for more information on our non-GAAP numbers.

	Three months ended September 30
	2008					2007			% change
					Non-GAAP								Non-GAAP
				Currency	Constant								Constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP		Non-GAAP*		currency**
Software revenue	763	0	763	28	791	714	0	714	7		7		11
Support revenue	1,167	41	1,208	49	1,257	975	0	975	20		24		29
Subscription and other software-related service revenue	64	0	64	1	65	46	0	46	39		39		41
Software and software-related service revenue	1,994	41	2,035	78	2,113	1,735	0	1,735	15		17		22
Consulting revenue	617	0	617	28	645	544	0	544	13		13		19
Training revenue	105	0	105	4	109	102	0	102	3		3		7
Other service revenue	26	0	26	1	27	28	0	28	-7		-7		-4
Professional services and other service revenue	748	0	748	33	781	674	0	674	11		11		16
Other revenue	19	0	19	0	19	10	0	10	90		90		90
Total revenue	2,761	41	2,802	111	2,913	2,419	0	2,419	14		16		20

Cost of software and software-related services	-381	49	-332			-327	16	-311	17		7
Cost of professional services and other services	-583	0	-583			-502	1	-501	16		16
Research and development	-398	3	-395			-357	0	-357	11		11
Sales and marketing	-634	23	-611			-510	1	-509	24		20
General and administration	-156	1	-155			-121	0	-121	29		28
Other operating income/expense, net	5	0	5			4	0	4	25		25
Total operating expenses	-2,147	76	-2,071	-76	-2,147	-1,813	18	-1,795	18		15		20

Operating income	614	117	731	35	766	606	18	624	1		17		23

Other non-operating income/expense, net	7	0	7			-1	0	-1	-800		-800
Financial income/expense, net	-19	0	-19			33	0	33	-158		-158
Income from continuing operations before income taxes	602	117	719			638	18	656	-6		10

Income taxes	-192	-30	-222			-223	-7	-230	-14		-3
Minority interests	-1	0	-1			-1	0	-1	0		0
Income from continuing operations	409	87	496			414	11	425	-1		17

Loss from discontinued operations, net of tax	-21	0	-21			-6	0	-6	250		250
Net income	388	87	475			408	11	419	-5		13

Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.35		0.41			0.35		0.36	0		14
EPS from continuing operations — diluted in €	0.34		0.41			0.34		0.35	0		17
EPS from net income — basic in €	0.33		0.40			0.34		0.35	-3		14
EPS from net income — diluted in €	0.33		0.40			0.33		0.34	0		18

Weighted average number of shares***	1,188		1,188			1,206		1,206

Key Ratios
Operating margin	22.2%		26.1%		26.3%	25.1%		25.8%	-2.9	pp	0.3	pp	0.5	pp
Effective tax rate from continuing operations	31.9%		30.9%			35.0%		35.1%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Appendix for details

***	in millions, treasury stock excluded

F5

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers — Year to Date
Preliminary and unaudited
The following table presents a reconciliation from our ‘Non-GAAP’ numbers (including our ‘Non-GAAP at Constant Currency’ numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles. Please see Appendix for more information on our non-GAAP numbers.

	Nine months ended September 30
	2008					2007			% change
					Non-GAAP
				Currency	Constant						Non-GAAP
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	Constant
Software revenue	2,283	0	2,283	134	2,417	1,992	0	1,992	15	15	21
Support revenue	3,324	140	3,464	172	3,636	2,833	0	2,833	17	22	28
Subscription and other software-related service revenue	184	0	184	4	188	129	0	129	43	43	46
Software and software-related service revenue	5,791	140	5,931	310	6,241	4,954	0	4,954	17	20	26
Consulting revenue	1,832	0	1,832	99	1,931	1,618	0	1,618	13	13	19
Training revenue	323	0	323	17	340	300	0	300	8	8	13
Other service revenue	77	0	77	5	82	84	0	84	-8	-8	-2
Professional services and other service revenue	2,232	0	2,232	121	2,353	2,002	0	2,002	11	11	18
Other revenue	56	0	56	2	58	46	0	46	22	22	26
Total revenue	8,079	140	8,219	433	8,652	7,002	0	7,002	15	17	24

Cost of software and software-related services	-1,166	142	-1,024			-919	37	-882	27	16
Cost of professional services and other services	-1,731	0	-1,731			-1,531	1	-1,530	13	13
Research and development	-1,236	18	-1,218			-1,049	1	-1,048	18	16
Sales and marketing	-1,912	64	-1,848			-1,523	3	-1,520	26	22
General and administration	-477	1	-476			-367	0	-367	30	30
Other operating income/expense, net	9	0	9			10	0	10	-10	-10
Total operating expenses	-6,513	225	-6,288	-289	-6,577	-5,379	42	-5,337	21	18	23

Operating income	1,566	365	1,931	144	2,075	1,623	42	1,665	-4	16	25

Other non-operating income/expense, net	25	0	25			-8	0	-8	-413	-413
Financial income/expense, net	-34	0	-34			103	0	103	-133	-133
Income from continuing operations before income taxes	1,557	365	1,922			1,718	42	1,760	-9	9

Income taxes	-489	-94	-583			-536	-16	-552	-9	6
Minority interests	-1	0	-1			-3	0	-3	-67	-67
Income from continuing operations	1,067	271	1,338			1,179	26	1,205	-9	11

Loss from discontinued operations, net of tax	-29	0	-29			-12	0	-12	142	142
Net income	1,038	271	1,309			1,167	26	1,193	-11	10

Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.90		1.12			0.98		1.00	-8	12
EPS from continuing operations — diluted in €	0.89		1.12			0.97		0.99	-8	13
EPS from net income — basic in €	0.87		1.10			0.97		0.99	-10	11
EPS from net income — diluted in €	0.87		1.10			0.96		0.98	-9	12

Weighted average number of shares***	1,192		1,192			1,209		1,209

Key Ratios
Operating margin	19.4%		23.5%		24.0%	23.2%		23.8%	-3.8pp	-0.3pp	0.2pp
Effective tax rate from continuing operations	31.4%		30.3%			31.2%		31.4%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See Appendix for details

***	in millions, treasury stock excluded

F6

Reconciliations from Non-GAAP revenue in U.S. dollar to U.S. GAAP revenue in euro
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP Revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles. Please see Appendix for more information on our non-GAAP numbers in U.S. dollar.

	Three months ended September 30
	Software Revenue			Software and Software-Related Service Revenue
	2008	2007	% change	2008	2007	% change
U.S. GAAP revenue in € millions	763	714	7	1,994	1,735	15
Respective measure in US$ millions	1,115	991	13	2,960	2,394	24
Adjustment* in US$ millions	0	0	0	60	0	—
Non-GAAP revenue in US$ millions	1,115	991	13	3,020	2,394	26

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that

	Nine months ended September 30
	Software Revenue			Software and Software-Related Service Revenue
	2008	2007	% change	2008	2007	% change
U.S. GAAP revenue in € millions	2,283	1,992	15	5,791	4,954	17
Respective measure in US$ millions	3,470	2,695	29	8,804	6,680	32
Adjustment* in US$ millions	0	0	0	214	0	—
Non-GAAP revenue in US$ millions	3,470	2,695	29	9,018	6,680	35

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that

F7

REVENUE BY REGION — THIRD QUARTER
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles. Please see Appendix for more information on our non-GAAP revenue.

	Three months ended September 30
	2008					2007			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	344	0	344	6	350	331	0	331	4	4	6
Americas	280	0	280	15	295	265	0	265	6	6	11
Asia Pacific Japan	139	0	139	7	146	118	0	118	18	18	24

Software revenue	763	0	763	28	791	714	0	714	7	7	11

Software and software-related service revenue by region***
Germany	393	0	393	1	394	328	0	328	20	20	20
Rest of EMEA	658	16	674	18	692	586	0	586	12	15	18
Total EMEA	1,051	16	1,067	19	1,086	914	0	914	15	17	19
United States	486	22	508	40	548	444	0	444	9	14	23
Rest of Americas	178	1	179	6	185	140	0	140	27	28	32
Total Americas	664	23	687	46	733	584	0	584	14	18	26
Japan	98	1	99	-2	97	87	0	87	13	14	11
Rest of Asia Pacific Japan	181	1	182	15	197	150	0	150	21	21	31
Total Asia Pacific Japan	279	2	281	13	294	237	0	237	18	19	24

Software and software-related service revenue	1,994	41	2,035	78	2,113	1,735	0	1,735	15	17	22

Total revenue by region***
Germany	569	0	569	1	570	467	0	467	22	22	22
Rest of EMEA	875	16	891	23	914	775	0	775	13	15	18
Total EMEA	1,444	16	1,460	24	1,484	1,242	0	1,242	16	18	19
United States	717	22	739	59	798	665	0	665	8	11	20
Rest of Americas	237	1	238	9	247	193	0	193	23	23	28
Total Americas	954	23	977	68	1,045	858	0	858	11	14	22
Japan	120	1	121	-2	119	113	0	113	6	7	5
Rest of Asia Pacific Japan	243	1	244	21	265	206	0	206	18	18	29
Total Asia Pacific Japan	363	2	365	19	384	319	0	319	14	14	20

Total revenue	2,761	41	2,802	111	2,913	2,419	0	2,419	14	16	20

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period

***	based on customer location

F8

REVENUE BY REGION — YEAR TO DATE
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles. Please see Appendix for more information on our non-GAAP revenue.

	Nine months ended September 30
	2008					2007			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	1,080	0	1,080	30	1,110	918	0	918	18	18	21
Americas	803	0	803	80	883	772	0	772	4	4	14
Asia Pacific Japan	400	0	400	24	424	302	0	302	32	32	40

Software revenue	2,283	0	2,283	134	2,417	1,992	0	1,992	15	15	21

Software and software-related service revenue by region***
Germany	1,048	3	1,051	1	1,052	918	0	918	14	14	15
Rest of EMEA	2,032	53	2,085	68	2,153	1,663	0	1,663	22	25	29
Total EMEA	3,080	56	3,136	69	3,205	2,581	0	2,581	19	22	24
United States	1,371	70	1,441	184	1,625	1,278	0	1,278	7	13	27
Rest of Americas	518	5	523	16	539	440	0	440	18	19	23
Total Americas	1,889	75	1,964	200	2,164	1,718	0	1,718	10	14	26
Japan	273	3	276	-1	275	231	0	231	18	19	19
Rest of Asia Pacific Japan	549	6	555	42	597	424	0	424	29	31	41
Total Asia Pacific Japan	822	9	831	41	872	655	0	655	25	27	33

Software and software-related service revenue	5,791	140	5,931	310	6,241	4,954	0	4,954	17	20	26

Total revenue by region***
Germany	1,546	3	1,549	1	1,550	1,329	0	1,329	16	17	17
Rest of EMEA	2,721	53	2,774	86	2,860	2,260	0	2,260	20	23	27
Total EMEA	4,267	56	4,323	87	4,410	3,589	0	3,589	19	20	23
United States	2,055	70	2,125	272	2,397	1,927	0	1,927	7	10	24
Rest of Americas	688	5	693	21	714	597	0	597	15	16	20
Total Americas	2,743	75	2,818	293	3,111	2,524	0	2,524	9	12	23
Japan	347	3	350	-1	349	312	0	312	11	12	12
Rest of Asia Pacific Japan	722	6	728	54	782	577	0	577	25	26	36
Total Asia Pacific Japan	1,069	9	1,078	53	1,131	889	0	889	20	21	27

Total Revenue	8,079	140	8,219	433	8,652	7,002	0	7,002	15	17	24

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period

***	based on customer location

F9

SHARE-BASED COMPENSATION
(U.S.GAAP)
Preliminary and unaudited

	Nine months ended September 30
€ millions	2008	2007	% change
Share-based compensation per expense line item
Cost of software and software-related services	7	8	-13
Cost of professional services and other services	23	19	21
Research and development	20	26	-23
Sales and marketing	31	18	72
General and administration	19	16	19
Other operating income/expense, net	0	0	0

Total Share-Based Compensation	100	87	15

Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures
FREE CASH FLOW
Preliminary and unaudited

	Nine months ended September 30
€ millions	2008	2007	% change
Net cash provided by operating activities from continuing operations	1,970	1,344	47
Purchase of long-lived assets excluding additions from business combinations	-244	-294	-17

Free Cash Flow	1,726	1,050	64

HEADCOUNT
Preliminary and unaudited

in Full-Time Equivalents - from continuing operations	September 30, 2008	December 31, 2007	September 30, 2007
Headcount by Region
Germany	15,455	14,749	14,531
Rest of EMEA	11,309	8,905	8,698
Total EMEA	26,764	23,654	23,229
United States	9,424	7,832	7,703
Rest of Americas	4,369	2,797	2,693
Total Americas	13,793	10,629	10,396
Japan	1,446	1,344	1,292
Rest of Asia Pacific Japan	9,860	8,234	7,684
Total Asia Pacific Japan	11,306	9,578	8,976

Total	51,863	43,861	42,601

Headcount by Functional Area
Software and software related services	6,457	5,831	5,716
Professional services and other services	14,193	12,785	12,470
Research and development	15,458	12,951	12,532
Sales and marketing	10,909	8,282	8,035
General and administration	3,303	2,797	2,674
Infrastructure	1,543	1,215	1,174

Total	51,863	43,861	42,601

F10

MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

€ millions, unless otherwise stated	Q3/2008	Q2/2008	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007
Software revenue (U.S. GAAP)	763	898	622	1,415	714	716	562
Revenue adjustment*	0	0	0	0	0	0	0
Software revenue (Non-GAAP)	763	898	622	1,415	714	716	562

Support revenue (U.S. GAAP)	1,167	1,099	1,058	1,005	975	944	914
Revenue adjustment*	41	52	47	0	0	0	0
Support revenue (Non-GAAP)	1,208	1,151	1,105	1,005	975	944	914

Subscription and other software-related service revenue (U.S. GAAP)	64	64	56	53	46	44	39
Revenue adjustment*	0	0	0	0	0	0	0
Subscription and other software-related service revenue (Non-GAAP)	64	64	56	53	46	44	39

Software and software-related service revenue (U.S. GAAP)	1,994	2,061	1,736	2,473	1,735	1,704	1,515
Revenue adjustment*	41	52	47	0	0	0	0
Software and software-related service revenue (Non-GAAP)	2,035	2,113	1,783	2,473	1,735	1,704	1,515

Total revenue (U.S. GAAP)	2,761	2,858	2,460	3,240	2,419	2,421	2,162
Revenue adjustment*	41	52	47	0	0	0	0

Total revenue (Non-GAAP)	2,802	2,910	2,507	3,240	2,419	2,421	2,162

Operating income (U.S. GAAP)	614	593	359	1,109	606	581	436
Revenue adjustment*	41	52	47	0	0	0	0
Expense adjustment*	76	66	83	19	18	13	11
Operating income (Non-GAAP)	731	711	489	1,128	624	594	447

Operating margin (U.S. GAAP)	22.2%	20.7%	14.6%	34.2%	25.1%	24.0%	20.2%
Operating margin (Non-GAAP)	26.1%	24.4%	19.5%	34.8%	25.8%	24.5%	20.7%

Effective tax rate from continuing operations (Non-GAAP)	30.9%	30.7%	29.0%	33.8%	35.1%	25.8%	33.5%

EPS from continuing operations — basic in €(U.S. GAAP)	0.35	0.34	0.21	0.63	0.35	0.37	0.26
EPS from continuing operations — diluted in €(U.S. GAAP)	0.34	0.34	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations — basic in €(Non-GAAP)	0.41	0.42	0.29	0.64	0.36	0.38	0.26
EPS from continuing operations — diluted in €(Non-GAAP)	0.41	0.42	0.29	0.64	0.35	0.38	0.26

Headcount**	51,863	51,447	51,274	43,861	42,601	41,736	40,318

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	in Full-Time-Equivalents — from continuing operations

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APPENDIX
Explanation of Non-GAAP Measures
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP operating income, non-GAAP operating margin, free cash flow, a constant currency revenue and operating income measures as well as U.S. dollar based revenue numbers, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this document are reconciled to the nearest U.S. GAAP measure in the tables on the pages F5 to F11 above.
Non-GAAP Revenues, Non-GAAP Operating Income and Non-GAAP Operating Margin
We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business – in addition to financial data prepared in accordance with U.S. GAAP. Beginning in 2008 we use both non-GAAP revenues and non-GAAP operating income / non-GAAP operating margin as defined below consistently in our planning, forecasting, reporting, compensation and external communication.
Non-GAAP revenue: Revenues in this document identified as “non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and renewals of these contracts are expected to result in revenues that are not impacted by the business combination-related fair value accounting.
We believe that our non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Non-GAAP operating income / Non-GAAP operating margin: Operating income and operating margin in this document identified as “non-GAAP operating income” or “non-GAAP operating margin” have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by including the full amount of Business Objects support revenues to be included in non-GAAP revenue, and by excluding acquisition-related charges. Acquisition related charges in this context comprise:
•	Amortization expense of intangibles acquired in business combination and standalone acquisitions of intellectual property

•	Expense from purchased in-process research and development

•	Restructuring expenses as far as incurred in connection with a business combinations and accounted for under SFAS 146 in SAP’s U.S. GAAP consolidated financial statements
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.
We believe that our non-GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP operating income / non-GAAP operating margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our non-GAAP operating income / non-GAAP operating margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.

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Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Constant Currency Period-over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
U.S. Dollar-based Non-GAAP Revenue Measures
Substantially all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates.
Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency was the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the U.S. with the U.S. Securities and Exchange Commission (SEC) is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP revenues by the same support revenue fair value adjustment than our non GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and reported in euro.

F13